UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

☐	a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,000.00	$7.64

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7.64

Form or Registration No.:	Schedule 13E-3

Filing Party:	SunLink Health Systems, Inc.

Date Filed:	February 5, 2013

This Tender Offer Statement on Schedule 13e-3 (together with the exhibits hereto, this “Schedule 13e-3”) as amended relates to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase all of the Company’s common shares, no par value, held by shareholders who hold 99 or fewer shares as of January 31, 2013 (the “Record Date”), at a price of $1.50 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2013 (the “Original Offer to Purchase”) as amended on February 15, 2013 and as amended by that certain amended offer to purchase dated March 7, 2013 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Schedule 13e-3 is intended to satisfy the reporting requirements of Rule 13e-3(d)(1) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 amends and supplements the original Offer to Purchase on Schedule 13E-3 (“Schedule 13E-3”) originally filed with the United States Securities and Exchange Commission by SunLink on February 5, 2013, as amended by Amendment No. 1 thereto filed February 15, 2013, in connection with the Company’s offer to purchase all shares of its common stock held by shareholders who owned 99 or fewer shares as of the close of business on January 31, 2013 upon the terms and subject to the conditions set forth in the Offer to Purchase.

SunLink is continuing to offer to purchase all of its common shares held by holders of 99 or fewer shares who owned such shares as of the close of business on January 31, 2013 as are properly tendered and not properly withdrawn at a price of $1.50 per share in cash, upon the terms and subject to the conditions, as amended, as described in the Offer to Purchase (as the same may be amended from time to time). In addition to the $1.50 per share price, SunLink is continuing to offer each tendering holder a $100.00 bonus upon completion of the Offer for the properly executed tender of all of the SunLink shares beneficially owned by such Holder which are received and not withdrawn prior to the Expiration Time of March 26, 2013. The cash bonus is offered as a per holder incentive. The Offer currently is scheduled to expire at 5:00 P.M. New York City Time on March 26, 2013, unless extended.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13c-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule 13E-3, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 15. Summary Term Sheet; Subject Company Information; Identify and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Purposes, Alternatives, Reasons and Effects; Fairness of the Transaction; Reports, Opinions, Appraisals and Negotiations; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; The Solicitation or Recommendation; Financial Statements, Persons/Assets, Retained, Employed, Compensated or Used; Additional Information and Exhibits, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows and the information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule 13e-3 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule 13e-3 as more particularly described below.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	The Tender Offer;

•	Section 1 (“Purpose of the Offer”);

•	Section 2 (“Special Factors; Certain Effects of the Offer; Additional Background”);

•	Section 3 (“Number of Shares; Odd Lots”);

•	Section 4 (“Procedures for Tendering Shares”);

•	Section 5 (“Withdrawal Rights”);

•	Section 6 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(d) Appraisal Rights. As stated under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background” in the Offer to Purchase, which information is incorporated herein by reference, the holders of SunLink’s shares are not entitled to appraisal rights.

(e) Provisions of Unaffiliated Security Holders. As set forth in the Offer to Purchase under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b); (c) Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Purpose of the Offer”);

•	Section 2 (“Special Factors; Certain Effects of the Offer; Additional Background”); and

•	Section 3 (“Number of Shares; Odd Lots”).

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth under the headings “Summary Term Sheet” and “Section 1 – Purpose of the Offer; and “Section 2” – Special Factors; Certain Effects of the Offer; Additional Background” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives. The information set forth under the headings “Summary Term Sheet” and “Section 1 – Purpose of the Offer; and “Section 2” – Special Factors; Certain Effects of the Offer; Additional Background” in the Offer to Purchase is incorporated herein by reference.

(c) Reasons. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer; and “Section 2 – Special Factors; Certain Effects of the Offer” Additional Background” in the Offer to Purchase is incorporated herein by reference.

(d) Effects. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer; and “Section 2 – Special Factors; Certain Effects of the Offer” Additional Background” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(e) Approval of Directors. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information set forth under the heading “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e) Recommendation of Others. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors; Certain Effects of the Offer; Additional Background – Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Information. SunLink’s audited financial statements for the fiscal years ended June 30, 2012 and 2011 are incorporated herein by reference to the information under the heading “Section 10 – Information About Us” in the Offer to Purchase which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2012, filed with the SEC on September 20, 2012 and SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2012; filed with the SEC on February 14, 2013.

(b) Pro Forma Information. SunLink’s unaudited financial statements for the fiscal quarters ended September 30, 2012 and 2011 are incorporated herein by reference to the information under the heading “Section 10 – Information About Us” in the Offer to Purchase which incorporates by reference SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2012; filed with the SEC on February 14, 2012.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (f); (g). Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the Exhibits filed herewith. See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: March 7, 2013	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)(i)*	Offer to Purchase, dated February 5, 2013.

(a)(1)(A)(ii)	Offer to Purchase, dated March 7, 2013.

(a)(1)(B)(i)*	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9)

(a)(1)(B)(ii)	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9), as amended

(a)(1)(C)(i)*	Form of Notice of Guaranteed Delivery

(a)(1)(C)(ii)	Form of Notice of Guaranteed Delivery, as amended

(a)(1)(D)(i)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(D)(ii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended

(a)(1)(E)(i)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)(ii)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended

(a)(5)(A)*	Press Release announcing commencement of the Offer, dated February 5, 2013.

(a)(5)(B)**	Press Release clarifying bonus payable

(a)(5)(C)	Press Release announcing extension of the Offer, dated March 7, 2013

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)*	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)*	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)*	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(d)(5)*	Shareholder Rights Agreement dated as of February 8, 2004, between SunLink Health Systems, Inc. and Wachovia Bank, N.A., as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 10, 2004). (Commission File No. 04582922).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on Schedule 13E-3 filed February 5, 2013 or previously incorporated by reference therein.
** Previously filed from Schedule 13E-3 Amendment No. 1 filed February 15, 2013.